Peter Seligson To Call Writer Directly: +1 212 446 4756 peter.seligson@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

VIA EDGAR	June 29, 2022

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stacey K. Peikin
                 Lilyanna Peyser
                 Tony Watson
Adam Phippen

Re:	Vector Holding, LLC

Amendment No. 4 to Registration Statement on Form S-4

Filed June 27, 2022

File No. 333-262203

Ladies and Gentlemen:

On behalf of our client, Vector Holding, LLC (the “Registrant”), we set forth below the Registrant’s response to the letter, dated June 28, 2022, containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Amendment No. 4 to Registration Statement on Form S-4 filed by the Registrant on June 27, 2022 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comment in this letter, and we have set forth the Registrant’s response immediately below the Staff’s comment.

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comment and is filing an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information. The page numbers in the text of the Registrant’s response correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

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Securities and Exchange Commission
June 29, 2022

Amendment No. 4 to Registration Statement on Form S-4 filed June 27, 2022

Certain Engagements in Connection with the Business Combination and Related Transactions, page 157

1.	Staff’s comment: We note your disclosure in response to comment 1. Expand the discussion to disclose that Loop Capital Markets LLC was an underwriter in CCNB's initial public offering and disclose the amount of fees paid or payable to Loop Capital Markets LLC in connection with its advisory services in providing strategic and financial advice to CCNB in connection with effecting the Business Combination.

Response: The Registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 157 and 158 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com).

Sincerely,

/s/ Peter Seligson
Peter Seligson

VIA EDGAR

cc:	Chinh E. Chu Vector Holding, LLC Craig Peters Getty Images, Inc. James R. Griffin Kyle C. Krpata Weil, Gotshal & Manges LLP